SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                        For the month of September, 2004

                               THE RANK GROUP PLC
                (Translation of registrant's name into English)

                   6 Connaught Place, London, W2 2EZ, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit No.              Description

1                        Holding(s) in Company released on 13 September 2004
2                        Settlement of Dispute released on 14 September 2004
3                        Holding(s) in Company released on 20 September 2004
4                        DCMS Response released on 22 September 2004

Exhibit No. 1

                           SCHEDULE 10

             NOTIFICATION OF MAJOR INTERESTS IN SHARES


1)   NAME OF COMPANY

     THE RANK GROUP PLC

2)   NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

     FMR CORP
     FIDELITY INTERNATIONAL LTD

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

     NOTIFIABLE INTEREST OF COMPANIES IN (2) ABOVE AND THEIR SUBSIDIARIES

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

     SEE LETTER BELOW


5)   Number of shares/amount of stock acquired.



6)   Percentage of issued Class


7)   Number of shares/amount of stock disposed


8)   Percentage of issued Class


9)   Class of security

     ORDINARY SHARES


10)  Date of transaction

     9 SEPTEMBER 04

11)  Date company informed

     13 SEPTEMBER 04

12)  Total holding following this notification

     84,434,434

13)  Total percentage holding of issued class following this notification

     14.05%

14)  Any additional information

15)  Name of contact and telephone number for queries

     CLARE DUFFILL
     TEL:  020 7706 1111

16) Name and signature of authorised company official responsible for making this notification

     Date of Notification    13 SEPTEMBER 2004


AMENDMENTS NO. 12

NOTIFICATIONS UNDER SECTIONS 198 TO 202 -- UK COMPANIES ACT

1.   Company in which shares are held:   RANK GROUP PLC

2.   Notifiable Interest:   ORDINARY SHARES

     A     FMR Corp
           82 Devonshire Street
           Boston, MA 02109

           Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pensions and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings.)

     B     Fidelity International Limited (FIL)
           P.O. BOX HM 670
           Hamilton HMCX, Bermuda

           Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd (FISL), and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients. (See Schedule A for listing of Registered Shareholders and their holdings).

3.   The notifiable interests also comprise the notifiable interest of

           Mr Edward C Johnson 3d
           82 Devonshire Street
           Boston, MA 02109

     A principal shareholder and Chairman of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K. notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr Edward C Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208(4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

SCHEDULE A

SECURITY: RANK GROUP PLC                                        Amendment No 12


                SHARES HELD     MANAGEMENT  NOMINEE/REGISTERED NAME
                                 COMPANY
--------------------------------------------------------------------------------

                    829,700        FIL      Bank of New York Brussels Total
                  2,760,723        FIL      Bank of New York London Total
                    720,866        FIL      Brown Brothers Harriman Total
                    121,800        FIL      Chase Manhattan Bank AG Frankfurt
                                            Total
                  5,087,316        FIL      Chase Manhattan Bank London Total
                    104,100        FIL      Chase Nominees Ltd Total
                     27,900        FIL      Citibank Total
                    508,641        FIL      Deutsche Bank Total
                    174,700        FIL      HSBC Client Holdings Nominee (UK)
                                            Limited Total
                  5,285,838        FIL      JP Morgan Total
                    252,200        FIL      Mellon Nominees Ltd Total
                    805,600        FIL      Morgan Stanley Total
                     11,600        FIL      National Australia Bank Total
                  1,706,331        FIL      Northern Trust Total
                  1,656,000        FIL      Nortrust Nominees Ltd Total
                    264,500        FIL      Northern Trust London Total
                      6,800        FIL      PICG Total
                    724,900        FIL      State Street Bank & Trust Total
                     16,000        FIL      State Street Hong Kong Total
                    663,000        FIL      State Street Nominees Ltd Total
                 29,471,561        FISL     Chase Manhattan Bank London Total
                  1,233,736        FISL     Chase Nominees Ltd Total
                 15,513,511        FMRCO    Chase Nominees Limited Total
                  7,635,008        FMRCO    HSBC Total
                     44,498        FMRCO    JP Morgan Chase Total
                     16,300        FMRCO    State Street Bank & Trust Total
                  4,416,625        FMRCO    State Street Nominees Limited Total
                    206,800        FMTC     Bank of New York Total
                    609,500        FMTC     BT Globenet Nominees Limited Total
                      1,700        FMTC     Lloyds Bank Nominees Limited Total
                     30,304        FMTC     Master Trust Japan Total
                     36,000        FMTC     Mellon Bank Total
                    215,800        FMTC     Northern Trust Total
                  1,066,914        FMTC     State Street Bank & Trust Total
                    174,000        FMTC     State Street Nominees Ltd. Total
                    368,900        FPM      Bank of New York London Total
                      2,373        FPM      BBH Total
                    337,100        FPM      Chase Nominees Ltd Total
                    505,900        FPM      Citibank Total
                    254,700        FPM      HSBC Total
                    474,900        FPM      HSBC Client Holdings Nominee (UK)
                                            Limited Total
                 ----------
                 84,434,434                 Grand Total Ordinary Shares
                 ----------



CURRENT OWNERSHIP
PERCENTAGE:           14.05%

SHARES IN
ISSUE:          600,941,549

CHANGE IN
HOLDINGS SINCE
LAST FILING:    + 6,172,188 ORDINARY SHARES


Exhibit No. 2

                             Settlement of Dispute

Since 1993, The Rank Group Plc ("Rank") and its predecessor, The Rank Organisation Plc, has been involved in a dispute with Serena Holdings Limited ("Serena") in relation to a contract it inherited when it acquired Mecca Leisure Group plc ("Mecca") in 1991. The contract related to the acquisition of minority interests in various businesses, principally Hard Rock, acquired by Mecca following its acquisition of Pleasurama plc in 1988. The dispute centred on the purchase price of the acquisition and, in particular, the parties' contentions in relation to the accounts and profits of the relevant businesses, based upon which an additional purchase consideration might be payable. The dispute was referred to an expert for determination in 1995.

The expert has now issued his determination which requires Rank to pay Serena GBP18,819,000 in full and final settlement of the dispute. The award by the expert comprises GBP10,163,000, representing amounts determined by the expert to be owing to Serena, and GBP8,656,000, representing interest thereon, as provided for in the original agreement between the contracting parties.

This matter will be accounted for by way of an adjustment to the purchase price of the earlier acquisition, and accordingly there is no impact on Rank's profit and loss account.

Enquiries:
The Rank Group Plc                                     020 7535 8000
Charles Cormick, Company Secretary
Peter Reynolds, Director of Investor Relations

Press enquiries:
The Maitland Consultancy                               020 7379 5151
Suzanne Bartch

Exhibit No. 3

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company
The Rank Group Plc

2. Name of shareholder having a major interest
Legal & General Group Plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
Notifiable interest of company in (2) above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
HSBC Global Custody Nominee (UK) Ltd A/c 914945 - 208,788 shares

HSBC Global Custody Nominee (UK) Ltd A/c 923363 - 438,145 shares

HSBC Global Custody Nominee (UK) Ltd A/c 775237 - 168,645 shares

HSBC Global Custody Nominee (UK) Ltd A/c 942199 - 839,974 shares

HSBC Global Custody Nominee (UK) Ltd A/c 942229 - 1,084,164 shares

HSBC Global Custody Nominee (UK) Ltd A/c 942217 - 1,053,536 shares

HSBC Global Custody Nominee (UK) Ltd A/c 942205 - 798,229 shares

HSBC Global Custody Nominee (UK) Ltd A/c 942175 - 1,086,914 shares

HSBC Global Custody Nominee (UK) Ltd A/c 942187 - 992,386 shares

HSBC Global Custody Nominee (UK) Ltd A/c 775245 - 2,549,468 shares

HSBC Global Custody Nominee (UK) Ltd A/c 130007 - 295,889 shares

HSBC Global Custody Nominee (UK) Ltd A/c 770286 - 536,346 shares

HSBC Global Custody Nominee (UK) Ltd A/c 357206 - 15,324,606 shares

HSBC Global Custody Nominee (UK) Ltd A/c 866197 - 114,477 shares

HSBC Global Custody Nominee (UK) Ltd A/c 904332 - 79,600 shares

HSBC Global Custody Nominee (UK) Ltd A/c 754612 - 1,432,016 shares

HSBC Global Custody Nominee (UK) Ltd A/c 361602 - 50,135 shares

HSBC Global Custody Nominee (UK) Ltd A/c 282605 - 2,699,586 shares

HSBC Global Custody Nominee (UK) Ltd A/c 360509 - 808,186 shares

HSBC Global Custody Nominee (UK) Ltd A/c 766793 - 121,806 shares

HSBC Global Custody Nominee (UK) Ltd A/c 824434 - 59,586 shares

HSBC Global Custody Nominee (UK) Ltd A/c 924422 - 169,973 shares

5. Number of shares / amount of stock acquired


6. Percentage of issued class


7. Number of shares / amount of stock disposed


8. Percentage of issued class


9. Class of security
Ordinary 10p Share

10. Date of transaction
17 September 2004

11. Date Company informed
20 September 2004

12. Total holding following this notification
30,912,455

13. Total percentage holding of issued class following this notification
5.14%

14. Any additional information


15. Name of contact and telephone number for queries
Clare Duffill - 020 7535 8133

16. Name and signature of authorised company official responsible for making this notification
Clare Duffill

Date of notification
20 September 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Exhibit No. 4

                                The Rank Group Plc
       DCMS Response to Joint Committee Report on the Draft Gambling Bill

The Rank Group Plc ("Rank") has noted the publication today of the response by the Department of Culture Media and Sport ("DCMS") to the report issued by the Joint Committee on the Draft Gambling Bill which was issued on 22 July, 2004 (the "JCDGB Report").

Rank welcomes the commitment that the Government has shown towards the process of modernising the UK's outdated gambling laws. Rank is confident that the introduction of new gaming machines and sports betting into casinos, the removal of non-permitted areas, the abolition of the 24 hour rule for casino and bingo and the relaxation of certain advertising restrictions for casinos, will be positive for the UK industry.

However, there are aspects of the latest Government pronouncement which are inconsistent with its policy objectives and which ignore the recommendations made by the Joint Committee on the Draft Gambling Bill. In particular, Rank does not understand the motivation behind the Government's desire to limit Category A machines to regional casinos only. The JCDGB report noted that "the Government's proposals, as they affect the existing casino industry, are unnecessarily restrictive and could have negative implications for the future of the industry." Rank believes that the proposals in the JCDGB report in relation to these issues represent a sensible balance and will continue to lobby aggressively in order to secure a more level playing field for the UK gaming industry.

Commenting on the DCMS response, Mike Smith, Chief Executive, said:

"The Government's recognition of the urgency for the introduction for the new bill is good news and we are excited at the prospect of operating under an improved regulatory regime. We are continuing to lobby for further improvements and hope that over the coming weeks the final details of the bill will be resolved so as to ensure an early and smooth passage through Parliament."

                                    - ENDS -

Enquiries:

The Rank Group Plc 020 7535 8000
Peter Reynolds, Director of Investor Relations

Press enquiries:

The Maitland Consultancy 020 7379 5151
Suzanne Bartch

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                THE RANK GROUP PLC


Date:  27 September 2004

                                                By:____C B A Cormick_____

                                                Name:  C B A Cormick

                                                Title: Company Secretary